HIVE BLOCKCHAIN TECHNOLOGIES LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

AND

MANAGEMENT INFORMATION CIRCULAR

TO BE HELD ON DECEMBER 20, 2022

Dated November 10, 2022

HIVE BLOCKCHAIN TECHNOLOGIES LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an annual general meeting (the "Meeting") of the shareholders ("Shareholders") of common shares ("Common Shares") of Hive Blockchain Technologies Ltd. (the "Corporation") will be held at Suite 1200, 609 Granville Street, Vancouver, BC V7Y 1H4 on December 20, 2022 at 11:00 a.m. (Pacific Time), for the following purposes:

1. to receive and consider the financial statements of the Corporation for the financial year ended March 31, 2022 and the report of the auditors thereon;

2. to appoint Davidson & Company LLP, Chartered Professional Accountants as the auditors of the Corporation for the ensuing year and to authorize the directors to fix their remuneration;

3. to elect the directors of the Corporation for the ensuing year;

4. to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution to re-approve, for the ensuing year, the Corporation's incentive stock option plan, as amended; and

5. to transact such other business as may properly come before the Meeting or any adjournments or postponements thereof.

The nature of the business to be transacted at the Meeting is described in further detail in the accompanying management information circular of the Corporation (the "Circular") under the section entitled "PARTICULARS OF MATTERS TO BE ACTED UPON".

The record date for the determination of Shareholders entitled to receive notice of, and to vote at, the Meeting or any adjournments or postponements thereof is November 10, 2022 (the "Record Date"). Shareholders whose names have been entered in the register of Shareholders at the close of business on the Record Date will be entitled to receive notice of, and to vote at, the Meeting or any adjournments or postponements thereof.

All Shareholders are invited to attend the Meeting and may attend in person or may be represented by proxy. A "beneficial" or "non-registered" Shareholder will not be recognized directly at the Meeting for the purposes of voting common shares registered in the name of his/her/its broker; however, a beneficial Shareholder may attend the Meeting as proxyholder for the registered Shareholder and vote the common shares in that capacity. Only Shareholders as of the Record Date are entitled to receive notice of and vote at the Meeting. Shareholders who are unable to attend the Meeting in person, or any adjournments or postponements thereof, are requested to complete, date and sign the enclosed form of proxy (registered holders) or voting instruction form (beneficial holders) and return it in the envelope provided. A proxy will not be valid unless it is deposited with our transfer agent Computershare, (i) by mail using the return envelope enclosed with the form of proxy delivered to you or (ii) by hand delivery to Computershare, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1. Alternatively, you may vote by telephone at 1-866-732-VOTE (8683) (toll free within North America) or 1-312-588-4290 (outside North America), by facsimile to 1-866-249-7775 or 1-416-263-9524 (if outside North America), or by internet using the 15 digit control number located at the bottom of your proxy at www.investorvote.com. All instructions are listed in the enclosed form of proxy. Your proxy or voting instructions must be received in each case no later than 11:00 am PST on December 16, 2022 or, if the Meeting is adjourned, 48 hours (excluding Saturdays and holidays) before the beginning of any adjournment of the Meeting.

DATED this 10th day of November, 2022.

BY ORDER OF THE BOARD OF DIRECTORS OF
HIVE BLOCKCHAIN TECHNOLOGIES LTD.

   "Frank Holmes"

Frank Holmes

Executive Chairman